UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                January 25, 2001



                     SAPIENS INTERNATIONAL CORPORATION N.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                           Kaya Richard J. Beaujon z/n
                                  P. O. Box 837
                    Willemstad, Curacao, Netherlands Antilles
                 ---------------------------------------------
                     (Address of principal executive office)



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F X: Form 40-F

[Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No : X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .]
                                    -----

     On January 24, 2001, the Registrant entered into a Share Purchase Agreement (the "Share Purchase Agreement") by and between the Registrant, Yarnfield International Limited ("Yarnfield") and Formula Systems (1985) Limited ("Formula"), pursuant to which Yarnfield and Formula agreed to invest an aggregate of $15,000,000 in the Registrant (the "Investment") in return for an aggregate of 10,000 Series F Convertible Preferred Shares, par value One Thousand Five Hundred Dutch Guilder Currency (Hf. 1,500.00) per share, of the Registrant (the "Series F Shares") and an option to invest an additional $15,000,000 in the Registrant on the same terms. The Series F Shares are to be convertible into the Registrant's common shares at a price of $1.50 per share, subject to adjustment, with a minimum conversion price of $1.00. The Investment pursuant to the Share Purchase Agreement remains subject to approval by the shareholders of the Registrant. To effect the Investment, shareholder approval is also needed to approve the amendment of the articles of association of the Registrant to authorize a new series of preferred shares, the Series F Shares, to increase the authorized share capital of the Registrant from Forty-Five Million One Hundred Thousand Dutch Guilder Currency (Hf. 45,100,000) to One Hundred Five Million One Hundred Thousand Dutch Guilder Currency (Hf. 105,100,000) by authorizing an additional Thirty Million (30,000,000) common shares, bringing the total number of authorized common shares of the Registrant to Seventy Million (70,000,000), and by authorizing Twenty Thousand (20,000) Series F Shares and to grant each holder of Series F Shares 1,500 votes per each Series F Share (the "Articles Amendment"). Under the Share Purchase Agreement, Yarnfield and Formula agreed to exercise no more than one vote for each common share into which the Series F Shares held by either of them could be converted.

     To obtain the requisite shareholder vote to authorize the Investment and the Articles Amendment, a Notice of Special Meeting of Shareholders of the Registrant, to be held on February 22, 2001, and Proxy Statement (the "Proxy Statement"), was first mailed to the Registrant's shareholders on or about January 25, 2001.

     The foregoing description of the Share Purchase Agreement, the Investment, the Articles Amendment and the Proxy Statement is qualified in its entirety by reference to the copy of the Proxy Statement attached hereto as Exhibit A.

                                     EXHIBIT

A. Notice of Special Meeting of Shareholders of Sapiens International Corporation N.V. to be held on February 22, 2001 and Proxy Statement furnished in connection therewith, first mailed to shareholders on or about January 25, 2001.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                       SAPIENS INTERNATIONAL CORPORATION N.V.
                                (Registrant)


                       By:  /s/ STEVE KRONENGOLD
                            ----------------------------------------------------
                                Steve Kronengold
                                EXECUTIVE VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL

Date: JANUARY 25, 2001
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